

Mailstop 3233

April 17, 2018

<u>Via E-mail</u>
Mr. Darren J. Tangen
Chief Financial Officer
Colony NorthStar, Inc.
515 South Flower Street, 44th Floor
Los Angeles, CA 90071

       Re: Colony NorthStar, Inc.
              Form 10-K for the fiscal year ended December 31, 2017
              Filed March 1, 2018
              File No. 001-37980

              Form 8-K
              Filed March 1, 2018
              File No. 001-37980

Dear Mr. Tangen:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K filed March 1, 2018</u>

<u>Exhibits 99.1 and 99.2</u>

1.   We note you present "EBITDAR" as part of your TTM coverage ratios in your quarterly earnings release and supplemental package. It appears such a measure represents a non-GAAP financial measure. Please clarify how you have complied with the disclosure requirements outlined within Item 10(e) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3486 with any questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Senior Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities